Exhibit 99.1

NFT LTD. ANNOUNCES RECEIPT OF NYSE AMERICAN CONTINUED LISTING STANDARD NONCOMPLIANCE NOTICE

Hong Kong, Sept. 22, 2023 (GLOBE NEWSWIRE) -- NFT Ltd. (NYSE American: MI) (“Company” or “NFT”, formerly known as Takung Art Co., Ltd.), as an emerging online trading platform operator of international art and collectibles, today announced that it had received a deficiency letter (“Letter”) from NYSE American LLC (“NYSE American” or the “Exchange”) on September 19, 2023 stating that the Company is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide (“Company Guide”).

The Letter stated that because the Company’s securities had been trading for a low price per share for a substantial period of time, the Company was not in compliance with Section 1003(f)(v) of the Company Guide. The NYSE American staff determined that the Company’s continued listing is predicated on it demonstrating sustained price improvement within a reasonable period of time or effecting a reverse stock split of its securities, which the staff determined to be until March 19, 2024. The Company intends to regain compliance with the NYSE American’s continued listing standards by undertaking a measure or measures that are for the best interests of the Company and its shareholders.

The Letter has no immediate effect on the listing or trading of the Company’s Class A Ordinary Shares and its securities will continue to trade on the NYSE American under the symbol “MI”. Additionally, the Letter does not result in the immediate delisting of the Company’s common stock from the NYSE American. The Company’s receipt of the Letter does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission. The Company is actively engaged in discussions with the Exchange and is developing plans to regain compliance with the NYSE American’s continued listing standards within the cure period.

About NFT Limited

NFT Limited (formerly known as Takung Art Co Ltd.) operates an online electronic platform (www.nftoeo.com) for offering and trading of digital artwork. Through its platform, the Company allows artists/art dealers/owners to access a much bigger art trading market where they can engage with a wide range of investors. It generates revenue in the form of services in connection with the offering and trading of artwork on its platform, primarily consisting of listing fees, trading commissions, and management fees. Please visit: www.nftoeo.com.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Federal Securities Act, including but not limited to our expectations of future financial performance, business strategy or business. These statements constitute forecasts, prospects and forward-looking statements and are not performance guarantees. NFT warns that forward-looking statements are subject to many assumptions, risks and uncertainties that will change over time. Forward looking statements may be identified by words such as “may”, “can”, “should”, “will”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “predict”, “believe”, “seek”, “target”, “Outlook” or similar words.

These forward-looking statements are based on information available as of the date of this press release and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but not are limited to, the risk factors described by NFT in its filings with the Securities and Exchange Commission (“SEC”).

SOURCE NFT

Contact:

Jimmy Wang

jimmyybwang@aliyun.com

+8618021079975